                                                                    EXHIBIT 99.5



                                                  YEAR
                          PRINCIPAL OCCUPATION    TERM
                          AND PRESENT POSITION    WILL   INITIAL
       NAME         AGE     WITH THE COMPANY     EXPIRE  ELECTION
------------------- ---  ----------------------- ------  --------
NOMINEES FOR ELECTION TO SERVE UNTIL
THE ANNUAL MEETING IN 2000
------------------------------------------------
STEVEN ROTH*        55   Chairman of the Board    1997     1979
                         and Chief Executive
                         Officer of the Company;
                         managing general
                         partner of Interstate
                         Properties
                         ("Interstate")
RUSSELL B.
  WIGHT, JR.*       57   A general partner of     1997     1979
                         Interstate
MICHAEL D.
  FASCITELLI        40   President of the         1997     1996
                         Company

NOMINEE FOR ELECTION TO SERVE UNTIL
THE ANNUAL MEETING IN 1999
------------------------------------------------
BERNARD H.
  MENDIK            67   Co-Chairman of the       1997     1997
                         Board and Chief
                         Executive Officer of
                         the Mendik Division of
                         the Company

PRESENT TRUSTEES ELECTED TO SERVE UNTIL
THE ANNUAL MEETING IN 1998
------------------------------------------------
DAVID MANDELBAUM*   61   A member of the law      1998     1979
                         firm of Mandelbaum &
                         Mandelbaum, P.C.; a
                         general partner of
                         Interstate
RICHARD WEST        59   Dean Emeritus, Leonard   1998     1982
                         N. Stern School of
                         Business, New York
                         University

                                                  YEAR
                          PRINCIPAL OCCUPATION    TERM
                          AND PRESENT POSITION    WILL   INITIAL
       NAME         AGE     WITH THE COMPANY     EXPIRE  ELECTION
------------------- ---  ----------------------- ------  --------
PRESENT TRUSTEES ELECTED TO SERVE UNTIL
THE ANNUAL MEETING IN 1999
------------------------------------------------
STANLEY SIMON*      79   Owner of Stanley Simon   1999     1960
                         and Associates,
                         management and fi-
                         nancial consultants
RONALD TARGAN       70   A member of the law      1999     1980
                         firm of Schechner and
                         Targan, P.A.; Presi-
                         dent of Malt Products
                         Corporation of New
                         Jersey, a producer of
                         malt syrup

---------------
* Member of Executive Committee of the Board of the Company.

     Mr. Roth has been Chairman of the Board and Chief Executive Officer of the Company since May 1989 and Chairman of the Executive Committee of the Board of the Company since April 1980. Since 1968, he has been a general partner of Interstate and, more recently, he has been managing general partner. On March 3, 1995, he also became Chief Executive Officer of Alexander's, Inc. Mr. Roth is also a director of Alexander's, Inc. and Insituform Technologies, Inc.

     Mr. Wight has been a general partner of Interstate since 1968. Mr. Wight is also a director of Alexander's, Inc. and Insituform Technologies, Inc.

     Mr. Fascitelli became the President and a Trustee of the Company on December 2, 1996. He was a partner at Goldman Sachs, in charge of its real estate practice, from December 1992 to December 1996 and was a vice president there prior to December 1992. He is also a director of Alexander's, Inc.

     Mr. Mendik has been Chief Executive Officer of the Mendik Division of the Company since April 15, 1997 and Co-Chairman of the Board since April 28, 1997 (see the description of the Mendik Transaction included in "Certain

                           PRINCIPAL SECURITY HOLDERS

     The following table sets forth the beneficial ownership of Common Shares and Units (see the description of the Mendik Transaction included in "Certain Transactions") (based on 26,549,617 Common Shares and 2,840,562 Units outstanding as of April 21, 1997) of (i) each person holding more than a 5% interest in the Operating Partnership or Vornado, (ii) trustees of Vornado,
(iii) the Named Executive Officers, and (iv) the trustees and executive officers of Vornado as a group. Unless otherwise noted, all of such interests are owned directly, and the indicated person or entity has sole voting and investment power. In addition, unless otherwise noted, the address of all such persons is c/o Vornado Realty Trust, Park 80 West, Plaza II, Saddle Brook, New Jersey 07663.

                             NUMBER OF
                           COMMON SHARES                     PERCENT OF
                             AND UNITS       PERCENT OF      ALL COMMON
                           BENEFICIALLY      ALL COMMON      SHARES AND
 NAME OF BENEFICIAL OWNER    OWNED(1)       SHARES(2)(3)     UNITS(2)(4)
----------------------------------------  ----------------  -------------
Steven Roth(5)(6)..........    7,262,950        27.4%            24.6%
Russell B. Wight,
 Jr.(5)(7).................    6,755,900        25.4%            22.9%
David Mandelbaum(5)........    6,630,999        25.0%            22.4%
Interstate Properties(5)...    6,471,500        24.4%            21.9%
Cohen & Steers Capital
 Management, Inc.(8).......    2,588,700         9.8%             8.8%
Frederick Zissu(9).........    1,832,615         6.9%             6.2%
Bernard H. Mendik
 (10)(11)..................    1,676,277         5.9%             5.7%
David R.
 Greenbaum(10)(12).........    1,687,642         6.0%             5.7%
Michael D.
 Fascitelli(13)............      459,770         1.7%             1.6%
Richard T. Rowan...........       64,375           *                *
Joseph Macnow..............      121,875           *                *
Ronald Targan..............      375,000         1.4%             1.3
Stanley Simon..............       37,500           *                *
Richard West(14)...........       10,500           *                *
All trustees and executive
 officers as a group (11
 persons)..................   10,482,684        36.9%            35.5%

---------------
  * Less than 1%.

(1) Unless otherwise indicated, each person is the direct owner of and has sole voting power and sole investment power with respect to such Common Shares or Units.


(2) At any time after April 14, 1998 (or April 14, 1999 in the case of certain holders), holders of limited partnership Units (other than the Company) will have the right to have their Units redeemed in whole or in part by the Operating Partnership for cash equal to the fair market value, at the time of redemption, of one Common Share of the Company for each Unit redeemed or, at the option of the Company, one Common Share of the Company for each Unit tendered, subject to customary anti-dilution provisions (the "Unit Redemption Right"). Holders of Units may be able to sell Common Shares received upon the exercise of their Unit Redemption Right in the public market pursuant to a registration rights agreement with the Company.


(3) Assumes that all Units held by the beneficial owner are redeemed for Common Shares. The total number of Common Shares outstanding used in calculating this percentage assumes that none of the Units held by other persons are redeemed for Common Shares.

(4) Assumes that all Units are redeemed for Common Shares.

(5) Interstate, a partnership of which Messrs. Roth, Wight and Mandelbaum are the general partners, owns 6,471,500 Shares. These Common Shares are included in the total Common Shares and the percentage of class for Interstate. Messrs. Roth, Wight and Mandelbaum share voting power and investment power with respect to these Common Shares.

(6) Includes 17,200 Common Shares owned by the Daryl and Steven Roth Foundation, over which Mr. Roth holds sole voting power and investment power. Does not include 18,000 Common Shares owned by

    Mr. Roth's wife, as to which Mr. Roth disclaims any beneficial interest.

(7) Includes 46,900 Common Shares owned by the Wight Foundation, over which Mr. Wight holds sole voting power and investment power.

(8) Based on Schedule 13G dated February 11, 1997, Cohen & Steers Capital Management, Inc. has the sole power to vote or to direct the vote of 2,225,800 Common Shares and has the sole power to dispose or to direct the disposition of 2,588,700 Common Shares. The address of this beneficial owner is 757 Third Avenue, New York, New York 10017.

(9) Based on a Schedule 13D filed on May 14, 1993 by Frederick Zissu, he owns 1,861,912 Common Shares. According to Vornado's records, he presently owns 1,832,615 Common Shares. Does not include 23,385 Common Shares owned by Mr. Zissu's wife, as to which Mr. Zissu disclaims any beneficial interest. The address of this person is 80 Hamilton Drive West, No. Caldwell, New Jersey 07006.

(10) The address for this beneficial owner is c/o Mendik Realty Company, Inc., 330 Madison Avenue, New York, New York 10017.

(11) Includes (i) 1,274,891 Units which are held by The Mendik Partnership, L.P.
     (TMP) in which Mr. Mendik is a limited partner and controls the company which is the general partner of TMP, (ii) 400,963 Units which are held by FW/Mendik REIT, L.L.C. ("FW/Mendik"), which is comprised of two members controlled by Mr. Mendik, and (iii) 423 Units which are held by Mendik RELP Corp., a corporation controlled by Mr. Mendik.

(12) Includes (i) 1,274,891 Units which are held by TMP, in which Mr. Greenbaum is a limited partner and controls the company which is the general partner of TMP, (ii) 400,963 Units which are held by FW/Mendik, which is comprised of two members controlled by

     Mr. Greenbaum, and (iii) 11,788 Units which are held by Mr. Greenbaum's wife.

(13) These Common Shares are held in a trust for the benefit of Mr. Fascitelli. Does not include options to purchase 1,750,000 Common Shares that are not exercisable within 60 days.

(14) Mr. West and his wife own 1,500 of these Common Shares jointly. Mr. West holds 9,000 of these Common Shares in self-directed Keogh accounts.

                             EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid to or accrued during the past three fiscal years for each of the highest paid executive officers of the Company whose total compensation aggregated $100,000 or more in 1996 ("Covered Executives").

                           SUMMARY COMPENSATION TABLE

                                                   LONG TERM
                                                  COMPENSATION
                         ANNUAL COMPENSATION         AWARDS
      NAME AND        --------------------------  ------------     ALL OTHER
 PRINCIPAL POSITION   YEAR    SALARY     BONUS      OPTIONS     COMPENSATION(4)
--------------------- ----   --------   --------  ------------  ---------------
Steven Roth           1996   $625,000   $      0            0       $57,106
 Chairman and Chief   1995    625,000          0            0        53,537
 Executive Officer    1994    625,000          0            0        33,536
Michael D. Fascitelli 1996   $ 34,615   $      0    1,750,000(1)     $     0
 President
Richard Rowan         1996   $365,500   $      0       37,500(2)     $16,316
 Vice President --    1995    354,000    250,000       37,500(2)      16,848
 Real Estate          1994    343,500          0            0(3)      10,214
Joseph Macnow         1996   $365,500   $      0       37,500(2)     $17,218
 Vice President --    1995    354,000          0       37,500(2)      16,100
 Chief Financial      1994    343,500          0            0(3)      10,468
 Officer

---------------
(1) The option vests in 20% increments annually on December 2 of each year commencing in 1997.

(2) Options are exercisable 25% nine months after grant, and 25% after each of the following three six-month periods.

(3) In December 1993, 37,500 share options were granted for the 1994 year each to Messrs. Rowan and Macnow.

(4) Represents premiums paid by the Company for whole life insurance policies for the Covered Executives. These policies provide coverage in an amount equal to the excess of the amount covered under the Company's non-discriminatory group term life insurance benefit for all full time employees (i.e., two times salary) over the benefit cap imposed by the term insurance carrier.

     The following table lists all grants of share options and share appreciation rights to the Covered Executives made in 1996 and their potential realizable values, assuming annualized rates of share price appreciation of 5% and 10% over the term of the grant. The Company has not, to date, granted any share appreciation rights.

                             OPTION GRANTS IN 1996

                              INDIVIDUAL GRANTS
                  ------------------------------------------    POTENTIAL REALIZABLE
                               % OF
                               TOTAL                           VALUE AT ASSUMED ANNUAL
                              OPTIONS                                 RATES OF
                              GRANTED                         SHARE PRICE APPRECIATION
                                TO
                             EMPLOYEES  EXERCISE                   FOR OPTION TERM
                   OPTIONS   IN FISCAL  OR BASE   EXPIRATION  -------------------------
      NAME         GRANTED     YEAR      PRICE       DATE         5%           10%
----------------- ---------  ---------  --------  ----------  -----------  ------------
Steven Roth              0        0%        N/A         N/A           N/A           N/A

Michael D.
 Fascitelli       1,750,000      94%    $46.9375  12/1/2006   $51,657,798  $130,911,002

Richard Rowan       37,500        2%    $36.5625  1/14/2006   $   862,273  $  2,185,170

Joseph Macnow       37,500        2%    $36.5625  1/14/2006   $   862,273  $  2,185,170

     The following table summarizes all exercises of options during 1996, and the options held at December 31, 1996, by the Covered Executives.

             AGGREGATED OPTION EXERCISES IN 1996 AND 1996-YEAR END
                                 OPTION VALUES

                                                                    VALUE OF
                                                 NUMBER OF        UNEXERCISED
                                                UNEXERCISED       IN-THE-MONEY
                        SHARES                  OPTIONS AT         OPTIONS AT
                       ACQUIRED                  12/31/96           12/31/96
                          ON        VALUE      EXERCISABLE/       EXERCISABLE/
         NAME          EXERCISE    REALIZED    UNEXERCISABLE     UNEXERCISABLE
---------------------- --------   ----------   -------------   ------------------
Steven Roth                  0      $      0            0/0      $            0/0
Michael D. Fascitelli        0             0    0/1,750,000           0/9,734,375
Richard Rowan           95,921     1,617,408   55,000/37,500      946,914/607,617
Joseph Macnow          155,991     3,786,349   75,000/37,500    1,311,914/607,617

EMPLOYEE RETIREMENT PLAN

     The Company's employee retirement plan provides retirement benefits to full-time employees of the Company. Benefits under the plan vest upon the completion of five years of service. Annual retirement benefits are equal to 1% of the participant's base salary for each year of service. However, the portion of retirement benefits payable for service prior to plan participation is equal to 1% of the participant's base salary as of December 31 of the year before the participant began to participate in the plan for each year of the participant's past service. The amount of base salary which may be taken into account for benefit accrual purposes is limited to $150,000 in 1996 and $160,000 for 1997 (adjusted in future years to reflect increases in the cost of living) pursuant to the requirements of the Internal Revenue Code.

     The amounts shown below are the estimated annual benefits (payable in the form of a life annuity) for each of the Covered Executives payable upon normal retirement at age 65. This amount assumes a maximum base salary for benefit accrual purposes of $150,000 for 1996 and $160,000 for 1997 and forward, and that the Covered Executive's service is continued until age 65. Such estimated annual benefit payable to Mr. Roth is $59,403; to Mr. Rowan, $52,427; and to Mr. Macnow, $49,802.

EMPLOYMENT CONTRACTS

     Mr. Fascitelli has a five year employment contract which provides for an annual salary of $600,000. In addition to his annual salary, he received a deferred payment consisting of $5,000,000 in cash and a $20,000,000 convertible obligation payable at the Company's option in 459,770 of its Common Shares or the cash equivalent of their appreciated value. Accordingly, cash of $5,000,000 and 459,770 Common Shares are being held in an irrevocable trust. The deferred payment obligation to Mr. Fascitelli vests as of December 2, 1997. Further, Mr. Fascitelli was granted options for 1,750,000 Common Shares of the Company. Mr. Fascitelli may also receive loans of up to $10 million from Vornado during the term of the employment agreement. He has also been given the use of a company automobile.

     The agreement also provides that if his employment is terminated by the Company without cause or by him for good reason (as defined in the agreement to include a change in Mr. Fascitelli's responsibilities, change in control of the Company, relocation of the Company or the failure of the Company to comply with the terms of the agreement) payment of his base salary shall continue for three years, offset in the second and third years for compensation received from another employer, benefits to him and his family shall continue for three years and the deferred payment will vest. The agreement further provides that if his employment is terminated by him without good reason or by the Company for cause (as defined in the agreement to include conviction of, or plea of guilty or nolo contendere to, a felony, failure to perform his duties or willful misconduct) payment of salary will cease and the deferred payment will vest if the termination was by the Company for cause.


     Vornado has entered into an employment agreement with David Greenbaum with an initial term through April 30, 2000 (subject to extension) pursuant to which Mr. Greenbaum serves as President of the Mendik Division of Vornado. The employment agreement provides for annual base compensation in the amount of $300,000. Mr. Greenbaum was granted options for 285,000 Common Shares of the Company. Mr. Greenbaum also may receive loans of up to $10 million from Vornado during the term of the employment agreement.



     The agreement also provides that if his employment is terminated by the Company without cause or by him for good reason (as defined in the agreement to include, among other things, a change in Mr. Greenbaum's responsibilities, change in control of the Company, relocation of the Mendik Division's principal executive offices, the failure of Mr. Mendik to be elected as a trustee of the Company prior to April 30, 2003 or the failure of the Company to comply with the terms of the agreement), Mr. Greenbaum will receive a lump sum payment of three times his compensation and continued participation of benefits to him and his family for three years. The agreement further provides that if his employment is terminated by him without good reason or by the Company for cause (as defined in the agreement to include conviction of, or plea of guilty or nolo contendere to, a felony, failure to perform his duties or willful misconduct) payment of salary will cease.

     Mr. Rowan and Mr. Macnow each have employment agreements expiring December 31, 1997 with the Company. The terms and conditions of these agreements, entered into on January 1, 1995, are the same as the terms and conditions of the employment agreements that expired on December 31, 1994. The agreements provide to each of Messrs. Rowan and Macnow an initial annual salary of $354,000, subject to increases in the second and third years by a factor equal to 125% of the percentage increase in the prior year's consumer price index; use of a company automobile; and an undertaking to use best efforts to cause the Compensation Committee of the Board to grant each of them options to purchase 37,500 Shares during each of the three years at a purchase price equal to the fair market value of the stock on the dates the options are granted. The agreements also provide that, if the Company should terminate Mr. Rowan's or Mr. Macnow's employment other than for just cause, payment of salary shall continue until the earlier of two years after the date of termination or the employee's becoming self-employed or employed with another company. The agreements further provide that if either Mr. Rowan or Mr. Macnow should terminate employment for just cause (defined as change of the employee's responsibility, change in control of the Company or relocation of the Company), such employee will be paid
2.99 times his annual salary and his unvested stock options will vest.

COMPENSATION OF TRUSTEES

     The Company compensated Messrs. Wight, Mandelbaum and Targan at a rate of $15,000 per year for serving as trustees plus $750 for each meeting of the Board or of any committee of the Board which the trustee attends. The Company compensated Stanley Simon and Associates, of which Stanley Simon is the owner, at a rate of $30,000 per year and Richard West at a rate of $40,000 per year in addition to $750 for each meeting. Messrs. Roth, Fascitelli and Mendik receive no compensation as trustees.

COMPENSATION INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     The Company has a Compensation Committee, consisting of Messrs. Simon and West, which grants awards under the Company's Omnibus Share Plan and makes all other executive compensation determinations. Messrs. Roth, Fascitelli and Mendik are the only officers of the Company who are members of the Board. There are no interlocking relationships involving the Company's Board which require disclosure under the executive compensation rules of the Securities and Exchange Commission.

CERTAIN TRANSACTIONS


     On April 15, 1997, the Company consummated the acquisition, through an operating partnership, of interests in all or a portion of seven Manhattan office buildings (the "Mendik Properties") and certain management and leasing assets held by the Mendik Group (which means, as used herein. Bernard H. Mendik, David R. Greenbaum and certain entities controlled by them, including Mendik Realty Company, Inc. and the subsidiaries and affiliates of such entities) and certain of its affiliates (the "Mendik Transaction"). In connection with the closing of the Mendik Transaction, the Company converted to an Umbrella Partnership REIT (UPREIT) by transferring (by contribution, merger or otherwise) its interests in its properties and other assets to The Mendik Company, L.P., a Delaware limited partnership which has been renamed Vornado Realty L.P. (the "Operating Partnership"), of which the Company is the sole general partner. As a result of such conversion, the Company activities are conducted through the Operating Partnership.



     The consideration for the Mendik Transaction was approximately $656 million, including $264 million in cash, $177 million in the limited partnership units (the "Units") of the Operating Partnership (valued at $61.75 per Unit for "Purchase Accounting" purposes) and $215 million in indebtedness. When the Company and the Mendik Group reached an initial understanding regarding the basic terms with respect to the Mendik Transaction, the market price of the Company's Common Shares was $52.00 per share.
Such price was used to determine the number of Units issued in the Mendik Transaction and the preferential annual distribution amount on such Units. In connection with the Mendik Transaction, FW/Mendik REIT, LLC, which is comprised of two members controlled by Messrs. Mendik and Greenbaum, received approximately $7,425,000 in cash.



     Pursuant to the Mendik Transaction, Mendik Management Company Inc. ("MMC") was formed. The Operating Partnership received 100% of MMC's non-voting common stock which entitles it to 95% of the net operating cash flow distributed by MMC to its shareholders. Michael Fascitelli, President and Trustee of the Company, Bernard Mendik, Co-Chairman of the Board of Trustees of the Company and Chief Executive Officer of the Mendik Division of the Company and David Greenbaum, President of the Mendik Division of the Company own the voting common stock of MMC. In addition, the Operating Partnership lent $6,000,000 to MMC for working capital purposes under a ten-year term loan, due April 15, 2007, bearing interest at 12% per annum. MMC will allocate expenses to the Operating Partnership to the extent that MMC employees perform services on behalf of the Operating Partnership.


     During 1996, the Company paid $117,600 for legal services, in connection with certiorari proceedings at its shopping centers, to the firm of Mandelbaum & Mandelbaum, P.C., of which David Mandelbaum is a member, all or substantially all of which is expected to be reimbursed to the Company by its tenants. In addition, during 1996, the Company paid $82,995 for legal services to the firm of Schechner and Targan, P.A., of which Ronald Targan is a member.

     The Company currently manages and leases the real estate assets of Interstate Properties pursuant to a Management Agreement for which the Company receives a quarterly fee equal to 4% of base rent and percentage rent and other commissions. The Management Agreement has a term of one year and is automatically renewable unless terminated by either of the parties on sixty days' notice at the end of the term. Although the Management Agreement was not negotiated at arms' length, the Company believes, based upon comparable fees charged by other real estate companies, that its terms are fair to the Company. For the year ended December 31, 1996, $2,074,000 of management fees were earned by the Company pursuant to the Management Agreement.

     The Company owns 29.3% of the common stock of Alexander's. In March 1995, the Company lent Alexander's $45 million, the subordinated tranche of a $75 million secured financing, the balance of which was funded by a bank. The Company's loan has a three-year term and presently bears interest at 15.60% per annum and bore interest at 16.43% per annum through March 1997. In addition, the Company received a loan origination fee of $1,500,000 from Alexander's.


     The Company receives a leasing fee from Alexander's under an agreement (the "Leasing Agreement") which has been in effect since 1992 and which has been extended to be coterminous with the term of the Management Agreement (see paragraph below). The Company recognized leasing fee income of $695,000 in 1996. Subject to the payment of rents by Alexander's tenants, the Company is due $5,565,000 as of December 31, 1996. Such amount is receivable annually in an amount not to exceed $2,500,000 until the present value of such installments (calculated at a discount rate of 9% per annum) equals the amount that would have been paid had it been paid on September 21, 1993, or at the time the transactions which gave rise to the commissions occurred, if later.


     Also, in March 1995, the Company and Alexander's entered into a three-year management and development agreement (the "Management Agreement"). The annual management fee payable to the Company by Alexander's is $3,000,000, plus 6% of development costs with a minimum guaranteed fee for the development portion of $1,650,000 in the first year and $750,000 in each of the second and third years.


     On July 6, 1995, the Company assigned its Management Agreement with Alexander's to Vornado Management Corp. ("VMC"), a newly formed New Jersey corporation. In ex-change, the Company received 100% of the preferred stock of VMC, which entitles it to 95% of net operating cash flow distributed by VMC to its shareholders. Steven Roth and Richard West, Trustees of the Company, own the common stock of VMC. In addition, the Company lent $5,000,000 to VMC for working capital purposes under a three-year term loan bearing interest at the prime rate plus 2% (10.3% at December 31, 1996). VMC is responsible for its pro-rata share of compensation and fringe benefits of common employees and 30% of other common expenses.


     As of December 31, 1996, Interstate Properties owned 24.4% of the outstanding common shares of the Company and 27.1% of Alexander's outstanding shares of common stock. Steven Roth is the Chairman of the Board and Chief Executive Officer of the Company, the managing general partner of Interstate Properties and the Chief Executive Officer and a director of Alexander's. Effective March 2, 1995, for a three-year period, the Company and Interstate agreed not to own in excess of two-thirds of Alexander's common stock or to enter into certain other transaction with Alexander's, other than the transactions described above, without the consent of Alexander's independent directors.


     At December 31, 1996, the loan due from Mr. Roth was $13,122,500. The loan bears interest at a rate equal to the broker call rate (7.0% at December 31, 1996) but not less than the minimum applicable federal rate provided under the Internal Revenue Code. Interest on the loan is payable quarterly. The loan is due December 29, 2002 after being extended by the Board of Trustees in April 1997 for a five year period.



     At December 31, 1996, the loan due from Mr. Rowan was $299,000 and from Mr. Macnow was $268,000. The loans were issued in connection with their option exercises in prior years. The loans bear interest at a rate equal to the broker call rate (7.0% at December 31, 1996) but not less than the minimum applicable federal rate provided under the Internal Revenue Code. The Company has agreed that on each January 1st (commencing January 1, 1997) to forgive one-fifth of the amounts due from Messrs. Rowan and Macnow, provided they remain employees of the Company.



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